

February 25, 2013

<u>Via E-mail</u>
Gino Pereira
Chief Executive Officer
NXT-ID, Inc.
4 Research Drive, Suite 402
Shelton, Connecticut 06484

> **Re: NXT-ID, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 31, 2013**
> **as amended February 4, 2013**
> **File No. 333-186331**

Dear Mr. Pereira:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have had no revenues to date and nominal assets. Please advise whether your company should be considered a shell company. If you believe you are not a shell company, please explain how your operations to date have been more than nominal. See definition of "shell company" in Rule 405 of Regulation C. If you conclude that you are a shell company, please revise your disclosure accordingly. For example, discuss the unavailability of Rule 144 until one year following exit from shell company status.

2.   We note that you are registering the resale of nearly all of your outstanding shares held by non-affiliates. Based on the large percentage of non-affiliate shares being registered, it appears that you may be conducting an indirect primary offering in which the selling stockholders are acting as conduits for the company to create a trading market in the

company's securities. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the offering by the selling stockholders to fix the price of the shares being resold for the duration of the offering. Also, revise to disclose throughout the prospectus that the selling stockholders are deemed to be underwriters in connection with their resales (and not merely that they may be deemed underwriters).

3.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Provide us with copies of any reports, tests and industry analysis that you cite or upon which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

Prospectus Cover Page

5.   Please revise to clarify that there is no minimum amount of common stock that must be sold by the company, and that the proceeds from the offering will not be placed in escrow but will be immediately available for use by the company.

6.   Please disclose the duration of the offering, including any extension periods.

7.   Please state clearly that all the proceeds from the sale of the selling stockholders' shares will accrue to the selling stockholders and not to the company.

Corporate Background and Business Overview, page 8

8.   Please revise to clarify the terms "interoperability gap" and "insecure remote services."

Risks Relating to our Common Stock and this Offering, page 23

If you are not an institutional investor, you may purchase securities…., page 24

9.   Clarify whether this risk factor is directed at purchasers of common stock from the selling stockholders. Presumably, the company will only offer to institutional investors in states where the offering has not been registered.

Use of Proceeds, page 28

10.   Please disclose the use of proceeds if the company receives 25%, 50%, or 75% of the shares being offered are sold.

11.   Please confirm that if the company engages brokers to sell the Units in the offering it will a post-effective amendment to reflect the change in the plan of distribution.

Plan of Operation, page 33

12.   You refer to "our existing 3D facial recognition products," which are being marketed to law enforcement agencies abroad. Please revise here, in the Prospectus Summary, and in the Business section to clarify what these products are and how they differ from other facial recognition products you plan to produce in the future.

13.   Please provide a more robust plan of operation, disclosing the expected funding you will need to proceed with your business plan across all your planned product lines and the expected time frame for implementing your plan. For example, we note that you have disclosed that your initial funding was sufficient to produce a working prototype of the Wocket but should also provide the estimated funding necessary to commercialize this product in 2013.

Liquidity and Capital Resources, page 36

14.   Please revise to clarify your reference to "an isolated sale of one of [our] products." Clarify whether this refers to sales abroad of your 3D facial recognition products or something else.

Concurrent Offering, page 40

15.   This section appears to be included here in error. Please delete or revise it to clarify. It is not clear what is meant by a concurrent offering, or why the disclosure appears to refer to a separate registration statement and public offering.

State Securities Laws, page 42

16.   We note that you plan to register, or seek an exemption registration, for your securities in "only certain states." Tell us how the selling stockholders will be advised as to where they are permitted to sell their shares.

Business, page 44

17.   We note your use of pictures that are not reflective of actual products or prototypes. If
        retained, please provide more detail as to how these design drawings are reflective of
        your actual products under development.

Our Corporate History, page 46

18.   Please revise to identify the founders of the company.

19.   We note that you have licensed your technology from AccelPath, Inc. (formerly Technest
        Holdings, Inc.). We also note from Section 6.2 of the Agreement between the parties that
        the licensing agreement may be terminated if either party becomes insolvent or declares
        bankruptcy. We also note that AccelPath, Inc.'s recent audited financial statements
        include a going concern audit opinion. You should consider including an additional risk
        factor highlighting the risk that the company may lose the right to commercialize its
        underlying technology if AccelPath declares bankruptcy or is ruled insolvent.

Our Industry, page 47

20.   Expand this section to clarify the nexus between your planned array of products and
        mobile electronic purchases. For example, explain whether your products will have to be
        incorporated into smartphones and/or the register or terminal at the point of sale. Provide
        an explanation on how facial recognition technology will be incorporated into third party
        products.

Our Competition, page 49

21.   Please revise to explain more clearly how your products will differ from those of your
        competitors. You refer to your MobileBio technology as the "key to differentiating our
        solutions," with respect to such things as "innovative local and cloud-based biometric
        services, wide interoperability and flexibility and other "unique features." Explain what
        the practical impact or advantage of such features is for your expected buyers.

Employment Agreements, page 55

22.   Under the terms of Mr. Pereira's employment agreement, it appears that a significant
        increase in Mr. Pereira's base salary would be based in large part on the sale of the shares
        of this offering. Because his receipt of a significant portion of his salary would be
        contingent on his success in selling the issuer's securities, it seems that, under paragraph
        (a)(2) of Rule 3a4-1, he could not rely on Rule 3a4-1's safe harbor from being considered
        a broker. If you claim that Mr. Pereira would not be acting as a broker under the
        proposed arrangement despite his apparent inability to rely on the Rule 3a4-1 safe harbor,
        please provide facts and legal analysis to support your claim.

23.   Please revise to clarify whether **"public listing"** refers here to being listed on a national exchange or merely being quoted in the over-the-counter markets.

Age of Financial Statements

24.   Please update the financial statements and other financial information to include the year ended December 31, 2012 as required by Rule 8-08 of Regulation S-X.

NXT-ID Consolidated Balance Sheet, page F-13

25.   Disclose the nature of the transactions that resulted in the receipt of customer deposits.

Note 1 Organization, Page F-17

26.   We note that you accounted for the acquisition of 3D-ID as a transaction between entities under common control since there was similar ownership. Please disclose the nature and amount of consideration issued to acquire the membership interests of 3D-ID. Provide us with a schedule showing the amount of each owner's interest in 3D-ID and NXT-ID before the transaction and in the combined company. Also identify any related family members in the groups and describe the nature of the relationship.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Zachary Blumenthal, Esq.
        Robinson Brog Leinwand Greene Genovese & Gluck, P.C.